Exhibit 99.2

ITEM 3. Key Information.

A.	Selected financial data.

The following tables set forth our selected consolidated financial and other data. You should read the following selected consolidated financial and other data together with the information in Item 5 “Operating and Financial Review and Prospects” and Item 3.D “Risk Factors” and our consolidated financial statements and the related notes included elsewhere in this annual report. Our financial statements have been prepared in accordance with the International Financial Reporting Standards as published by the International Accounting Standards Board, or IFRS.

The following tables also contain translations of ruble amounts into U.S. dollars for amounts presented for the year ended December 31, 2013. These translations are solely for convenience of the reader and were calculated at the rate of RUB 32.7292 per U.S. $1.00, which equals to the official exchange rate quoted by the Central Bank of the Russian Federation, or CBR, on December 31, 2013.

	Year ended December 31,
	2009	2010	2011	2012	2013
	RUB	RUB	RUB	RUB	RUB	U.S.$
	(in millions, except per share data)
Consolidated Income Statement Data:
Revenue	5,910	6,158	8,158	8,911	11,666	356
Cost of revenue	(4,067)	(3,751)	(5,573)	(5,454)	(6,396)	(195)
Selling, general and administrative expenses	(1,079)	(1,420)	(1,543)	(1,838)	(2,608)	(80)
Depreciation and amortization	(173)	(171)	(141)	(129)	(113)	(3)
Impairment of intangible assets and goodwill	—	—	—	(4)	(5)	(0)
Profit from operations	591	816	901	1,486	2,544	78
Gain on bargain purchase	—	—	15	—	—	—
Gain (loss) from disposal of subsidiaries	8	7	7	(1)	—	—
Change in fair value of derivative financial assets	—	9	—	—	—	—
Other income	12	21	10	17	21	1
Other expenses	(27)	(34)	(73)	(29)	(20)	(1)
Foreign exchange (loss) gain, net	(14)	—	(12)	(21)	8	0
Share of loss of associates	—	—	(23)	(13)	(79)	(2)
Impairment of investment in associates	—	—	—	—	(22)	(1)
Interest income	13	5	6	26	22	1
Interest expense	(2)	(3)	(4)	(9)	(29)	(1)
Profit before tax from continuing operations	581	821	827	1,456	2,445	75
Income tax expense	(142)	(204)	(241)	(408)	(610)	(19)
Net profit from continuing operations	439	617	586	1,048	1,835	56

	Year ended December 31,
	2009	2010	2011	2012	2013
	RUB	RUB	RUB	RUB	RUB	U.S.$
	(in millions, except per share data)
Gain (loss) from discontinued operations	5	138	(156)	(240)	—	—
Net profit	444	755	430	808	1,835	56
Attributable to:
Equity holders of the parent	449	693	520	910	1,873	57
Non-controlling interests	(5)	62	(90)	(102)	(38)	(1)
Weighted average number of shares
Basic	52	52	52	52	52	52
Diluted	52	52	52	52	52	52
Earnings per share
Basic	8.64	13.33	10.00	17.50	36.00	1.10
Diluted	8.64	13.17	10.00	17.50	35.70	1.08
Dividends declared per share
RUB	6.25	7.19	8.01	16.67	35.86	n/a
U.S.$	0.21	0.24	0.25	0.55	1.10	n/a

	As of December 31,
	2009	2010	2011	2012	2013
	RUB	RUB	RUB	RUB	RUB	U.S.$
	(in millions)
Consolidated Balance Sheet Data:
Cash and cash equivalents	2,112	6,892	8,810	9,943	11,637	356
Total current assets	8,894	10,410	12,112	15,607	16,342	499
Total assets	10,881	13,516	15,306	18,709	20,665	631
Total equity	2,004	2,348	2,355	2,499	2,704	83
Total debt	41	67	190	65	110	3
Total liabilities	8,877	11,168	12,951	16,210	17,961	549
Total equity and liabilities	10,881	13,516	15,306	18,709	20,665	631

	Year ended December 31,
	2009	2010	2011	2012	2013
	RUB	RUB	RUB	RUB	RUB	U.S.$
	(in millions, except as otherwise indicated)
Other Financial and Operating Data:
Adjusted net revenue(1)	2,136	2,799	3,254	4,169	6,168	188
Adjusted EBITDA(1)	752	1,067	1,183	1,851	2,978	91
Adjusted net profit(1)	538	768	721	1,306	2,173	66
Payment volume (in billions)	323	351	402	475	561	17
Active kiosks and terminals (units)(2)	152,356	158,867	170,384	169,102	168,236	n/a
Active Visa Qiwi Wallet accounts (at period end, in millions)(3)	5.9	6.0	8.1	11.4	15.4	n/a
Average net revenue yield(4)	0.66%	0.80%	0.82%	0.88%	1.10%	n/a

(1)	See “—Business Overview Financial Measures” for how we define and calculate adjusted net revenue, adjusted EBITDA, and adjusted net profit as non-IFRS financial measures and reconciliations of these measures to revenue, in the case of adjusted net revenue, and net profit, in the case of adjusted EBITDA and adjusted net profit.

(2)	We measure the numbers of our kiosks and terminals on a daily basis, with only those kiosks and terminals being taken into calculation through which at least one payment has been processed during the day, which we refer to as active kiosks and terminals. The period end numbers of our kiosks and terminals are calculated as an average of the amount of active kiosks and terminals for the last 30 days of the respective reporting period.
(3)	Number of active Visa Qiwi Wallet accounts is defined as the number of wallets through which at least one payment has been made or that have been loaded or reloaded in the 12 months preceding the end of the relevant reporting period.
(4)	Average net revenue yield is defined as adjusted net revenue divided by payment volume.

Non-IFRS Financial Measures

We present adjusted net revenue, adjusted EBITDA and adjusted net profit, each of which are non-IFRS financial measures. You should not consider these non-IFRS financial measures as substitutes for or superior to revenue, in the case of adjusted net revenue, or net profit, in the case of adjusted EBITDA and adjusted net profit, each prepared in accordance with IFRS. Furthermore, because these non-IFRS financial measures are not determined in accordance with IFRS, they are susceptible to varying calculations and may not be comparable to other similarly titled measures presented by other companies. We encourage investors and others to review our financial information in its entirety and not rely on a single financial measure.

Adjusted net revenue

Adjusted net revenue is calculated by subtracting cost of revenue from revenue and adding back compensation to employees and related taxes. Adjusted net revenue is a key measure used by management to observe our operational profitability since it reflects our portion of the revenue net of fees that we pass through, primarily to our agents. In addition, under IFRS, consumer fees are recorded as net revenue whereas merchant fees are recorded as gross revenue. Therefore, in order to analyze our two sources of payment processing fees on a comparative basis, management reviews adjusted net revenue in addition to gross revenue. We add back compensation to employees and related taxes because, although they are an essential part of our distribution network, these expenses are not directly linked to payment volume. Nevertheless, compensation to employees and related taxes represents an important portion of our operating costs and affect liquidity and financial performance.

The following table reconciles adjusted net revenue to revenue.

	Year ended December 31,
	2009	2010	2011	2012	2013
	RUB	RUB	RUB	RUB	RUB	U.S.$
	(in millions)
Revenue	5,910	6,158	8,158	8,911	11,666	356
Minus: Cost of revenue (exclusive of depreciation and amortization)	(4,067)	(3,751)	(5,573)	(5,454)	(6,396)	(195)
Plus: Compensation to employees and related taxes	293	392	669	712	898	27
Adjusted net revenue	2,136	2,799	3,254	4,169	6,168	188

Adjusted EBITDA

Adjusted EBITDA is defined as net profit before income tax expense, interest expense, interest income and depreciation and amortization, as further adjusted for (loss) gain from discontinued operations, share of loss of an associate, foreign exchange (loss) gain, net, change in fair value of derivative financial assets, other expenses, other income, gain from disposal of subsidiaries, corporate costs allocated to discontinued operations, gain from bargain purchase, offering expenses, share-based payment expenses and goodwill impairment charges. We present adjusted EBITDA as a supplemental performance measure because we believe that it facilitates operating performance comparisons from period to period and company to company by backing out potential differences caused by variations in capital structures (affecting interest expenses, net), changes in foreign exchange rates that impact financial asset and liabilities denominated in currencies other than our functional currency (affecting foreign exchange (loss) gain, net), tax positions (such as the impact on periods or companies of changes in effective tax rates), reversal of impairments (affecting other income and impairment of investment in associates), the age and book depreciation of fixed assets (affecting relative depreciation expense), non-cash charges (affecting share-based payments expenses), and certain one-time expenses (affecting offering expenses). Adjusted EBITDA also excludes other expenses, share in losses of associates and impairment of investment in associates because we believe it is helpful to view the performance of our business excluding the impact of entities that we do not control, and because our share of the net income (loss) of the associate and other expenses includes items that have other been excluded from adjusted EBITDA (such as finance expenses, net, tax on income and depreciation and amortization). In addition, adjusted EBITDA excludes the non-cash impact of changes in the fair value of derivate financial assets and of discontinued operations that we do not believe reflect the underlying performance of our business. Because adjusted EBITDA facilitates internal comparisons of operating performance on a more consistent basis, we also use adjusted EBITDA in measuring our performance relative to that of our competitors.

Some limitations of adjusted EBITDA are:

•	adjusted EBITDA does not reflect income tax payments that may represent a reduction in cash available to us;

•	adjusted EBITDA does not include other income, other expense and foreign exchange gains and losses;

•	adjusted EBITDA excludes depreciation and amortization and although these are non-cash charges, the assets being depreciated and amortized may have to be replaced in the future;

•	adjusted EBITDA does not include gains and losses from discontinued operations; and

•	adjusted EBITDA does not include share-based payments.

	Year ended December 31,
	2009	2010	2011	2012	2013
	RUB	RUB	RUB	RUB	RUB	U.S.$
	(in millions)
Net Profit	444	755	430	808	1,835	56
plus:
Depreciation and amortization	173	171	141	129	113	3
Gain on bargain purchase	—	—	(15)	—	—	—
Impairment of investment in associates	—	—	—	—	22	1
Gains (loss) on disposals of subsidiaries	(8)	(7)	(7)	1	—	—
Other income	(12)	(21)	(10)	(17)	(21)	(1)
Other expenses	27	34	73	29	20	1
Change in fair value of derivative financial instruments	—	(9)	—	—	—	—
Foreign exchange loss (gain), net	14	—	12	21	(8)	0
Share of loss of associates	—	—	23	13	79	2
Interest income	(13)	(5)	(6)	(26)	(22)	(1)
Interest expenses	2	3	4	9	29	1
Income tax expenses	142	204	241	408	610	19
Corporate costs allocated to discontinued operations	—	80	141	61	—	—
Offering expenses	—	—	—	109	85	3
Share-based payments expenses	—	—	—	66	231	7
(Gain)/ loss from discontinued operations	(5)	(138)	156	240	—	—
Goodwill impairment	—	—	—	—	5	0
Adjusted EBITDA	764	1,067	1,183	1,851	2,978	91

Adjusted net profit

Adjusted net profit is defined as net profit excluding loss on discontinued operations (net of tax), corporate costs allocated to discontinued operations, amortization of fair value adjustments, gain on bargain purchase, gains on disposals, share-based payment expenses, offering expenses, and the effects of taxation on those excluded items. Adjusted net profit is a key measure used by management to observe the operational profitability of the company. We believe adjusted net profit is useful to an investor in evaluating our operating performance because it is widely used by investors, securities analysts and other interested parties to measure a company’s operating performance without the effect of non-recurring items or items that are not core to our operations. For example, loss on discontinued operations, corporate costs allocated to discontinued operations, gain on bargain purchase, gains on disposals, the effects of deferred taxation on excluded items and offering expenses do not represent the core operations of the business, and amortization of fair value adjustments and share-based payments expenses do not have a substantial cash effect. Nevertheless, such gains and losses can affect our financial performance.

The following table reconciles adjusted net profit to net profit.

	Year ended December 31,
	2009	2010		2011	2012	2013
	RUB	RUB		RUB	RUB	RUB	U.S.$
	(in millions)
Net profit	444	755	430	808		1,835	56
(Gain)/loss from discontinued operations	(5)	(138)	156	240		—	—
Goodwill impairment	—	—	—	—		5	0
Corporate costs allocated to discontinued operations	—	80	141	61		—	—
Amortization of fair value adjustments	134	118	51	42		22	1
Gain on bargain purchase	—	—	(15)	—		—	—
Gains (loss) on disposals of subsidiaries	(8)	(7)	(7)	1		—	—
Offering expenses	—	—	—	109		85	3
Share-based compensation expenses	—	—	—	66		231	7
Effect of taxation of the above items	(27)	(40)	(35)	(21)		(4)	(0)
Adjusted net profit	538	768	721	1,306		2,173	66

***

ITEM 5. Operating and Financial Review and Prospects

You should read the following operating and financial review together with our consolidated financial statements and related notes included elsewhere in this annual report. Certain statements in this section are “forward-looking statements” and are subject to risks and uncertainties, which may cause actual results to differ materially from those expressed or implied by such forward-looking statements. Please see “Special Note Regarding Forward-Looking Statements” and “Risk Factors” for more information.

A.	Operating Results

Overview

We are a leading provider of next generation payment services in Russia and the CIS. We have an integrated proprietary network that enables payment services across physical, online and mobile channels. We operate in and target markets and customer segments that are largely cash-based and lack convenient alternatives for consumers to pay for goods and services in physical, online and mobile environments.

We have built a physical network of over 168,000 kiosks and terminals using a proprietary agent model. Under this model, our kiosks and terminals are built with our proprietary specifications and technology by third party manufacturers and then purchased and managed by approximately 8,000 agents responsible for placing, operating and servicing the kiosks in high-traffic, convenient retail locations. We also distribute our payment services online through our virtual Visa Qiwi Wallet product, which enables consumers to access and make payments through their computers or mobile devices. The payments processed through our network are typically very small with a limit of RUB 15,000 per transaction, and since they are primarily funded with cash, consumers do not have to go through a lengthy registration process to execute most transactions.

Our primary source of revenue is fees we receive for processing payments made by consumers to merchants, which we refer to as payment processing fees, typically based on a percentage of the size of the transactions that we process, which we refer to as payment volume. We refer to payment processing fees that are paid to us by merchants for collecting payments on their behalf as merchant fees and to payment processing fees that are paid by our consumers and transmitted to us by our agents or paid by our consumers directly to us as consumer fees. We typically pass on a portion of the merchants fees to our agents.

In September 2010, we acquired Qiwi Bank, which provides the issuing, acquiring and deposit settlement functions of our group. In addition, at the end of the second quarter of 2012, our board of directors approved a plan to dispose of certain non-core subsidiaries and associates in order to focus on our core payment systems business, which occurred by the end of the third quarter. The assets disposed of include primarily non-CIS international early-stage businesses, a business that manufactured certain parts of our kiosks, and our lottery business. The results of operations of these entities are presented as discontinued operations in our statements of comprehensive income.

Segments

Beginning January 1, 2014, we revised our financial reporting structure such that we have one financial reporting segment. We decided to consolidate our previous financial reporting segments, Visa QIWI Wallet and QIWI Distribution, in order to better reflect our underlying business in light of the growing interconnectedness and interrelation between Visa QIWI Wallet and QIWI Distribution.

Key Measures of Financial and Operational Performance

Our management monitors our financial and operational performance on the basis of the following measures.

Financial Measures

The following table presents our key financial measures for the year ended December 31, 2011, 2012 and 2013.

	Year ended December 31,
	2011	2012	2013
	(in RUB millions)
Adjusted net revenue(1)	3,254	4,169	6,168
Adjusted EBITDA(1)	1,183	1,851	2,978
Adjusted net profit(1)	721	1,306	2,173

(1)	See “Selected Consolidated Financial and Other Data — Non-IFRS Financial Measures” for how we define and calculate adjusted net revenue, adjusted EBITDA, and adjusted net profit as non-IFRS financial measures and reconciliations of these measures to revenue, in the case of adjusted net revenue, and net profit, in the case of adjusted EBITDA and adjusted net profit.

Adjusted net revenue

Adjusted net revenue is calculated by subtracting cost of revenue from revenue and adding back compensation to employees and related taxes. Adjusted net revenue is a key measures used by management to observe our operational profitability since it reflects our portion of the revenue net of fees that we pass through, primarily to our agents. In addition, under IFRS, consumer fees are recorded as net revenue whereas merchant fees are recorded as gross revenue. Therefore, in order to analyze our two sources of payment processing fees on a comparative basis, management reviews adjusted net revenue, in addition to gross revenue. We add back compensation to employees and related taxes because, although they are an essential part of our distribution network, these expenses are not directly linked to payment volume.

Adjusted EBITDA. Adjusted EBITDA is defined as profit from operations before loss from discontinued operations, corporate costs allocated to discontinued operations, income tax expense, interest expense, interest income, share of loss of associates, impairment of investment in associates, foreign exchange (loss) gain, net, change in fair value of derivative financial assets, other expenses, other income, gain from disposal of subsidiaries, gain on bargain purchase and depreciation and amortization offering expenses, share-based payment expenses and goodwill impairment charges. We present adjusted EBITDA as a supplemental performance measure because we believe that it facilitates investors in comparing our financial performance with other payment service providers.

Adjusted net profit. Adjusted net profit is a non-IFRS measure defined as net profit excluding loss on discontinued operations (net of tax), corporate costs allocated to discontinued operations, amortization of fair value adjustments, gain on bargain purchase, gain from disposals of subsidiaries, share-based payment expenses, offering expenses and the effects of taxation on those excluded items. Adjusted net profit is a key measure used by management to observe the profitability of the continuing operations of the company.

For a reconciliation of these non-IFRS financial measures, please see “Selected Consolidated Financial and Other Data—Non-IFRS Financial Measures.”

Operating Measures

The following table presents our key operative measures for the year ended December 31, 2011, 2012 and 2013.

	Year ended December 31,
	2011	2012	2013
	(in RUB millions, unless otherwise indicated)
Payment volume	402,378	475,420	560,525
Active kiosks and terminals (units)(1)	170,384	169,102	168,236
Active Visa Qiwi Wallet accounts (at period end, in millions)(2)	8.1	11.4	15.4
Average net revenue yield(3)	0.82%	0.88%	1.10%

(1)	We measure the numbers of our kiosks and terminals on a daily basis, with only those kiosks and terminals being taken into calculation through which at least one payment has been processed during the day, which we refer to as active kiosks and terminals. The period end numbers of our kiosks and terminals are calculated as an average of the amount of active kiosks and terminals for the last 30 days of the respective reporting period.
(2)	Number of active Visa Qiwi Wallet accounts is defined as the number of wallets through which at least one payment has been made or that have been loaded or reloaded in the 12 months preceding the end of the relevant reporting period.
(3)	Average net revenue yield is defined as adjusted net revenue divided by payment volume.

Number of active kiosks and terminals. We measure the numbers of our kiosks and terminals on a daily basis, with only those kiosks and terminals being taken into calculation through which at least one payment has been processed during the day, which we refer to as active kiosks and terminals. The period end numbers of our kiosks and terminals are calculated as an average of the amount of active kiosks and terminals for the last 30 days of the respective reporting period. From December 31, 2011 to December 31, 2013, we have grown our number of kiosks from 120,000 to 127,000 and decreased the number of terminals from 51,000 to 42,000 which is reflected in our payment volume growth with kiosks being a higher volume generating channel. Our kiosks and terminals can be found next to convenience stores, in train stations, retail stores and airport terminals in all major urban cities as well as many small and rural towns. While we project modest growth in our kiosk and terminal network, we believe that our payment volume growth through our kiosks and terminals will be primarily driven by increased user adoption, the addition of new payment services, the implementation of higher yielding value added services, and higher average payment amounts.

Number of active Visa Qiwi Wallet accounts. Number of active wallets represents the number of wallets through which at least one payment has been made or which has been loaded or reloaded in the 12 months preceding the end of the relevant reporting period. Number of active wallets is a measure of our success in penetrating the market and expanding our Visa Qiwi Wallet business. We are focused on growing our Visa Qiwi Wallet business, and we believe we are able to leverage our large, active base of over 70 million consumers who use our kiosks and terminals at least once a month and our brand recognition and presence on social media platforms to drive the adoption and use of the Visa Qiwi Wallet.

Payment volume. Total volume provides a measure of the overall size and growth of our business, and increasing our payment volumes is essential to growing our profitability. Payment volumes have consistently increased since 2011. Payment volumes have grown at a CAGR of 18% from 2011 through 2013, with payment volumes of RUB 561 billion for the year ended 2013. The following factors may have a significant impact on the growth of payment volume:

•	Macroeconomic factors

•	Russian economy. We carry out our operations primarily in Russia. Macroeconomic conditions in Russia significantly impact the volume of payments made by our consumers. During periods of economic growth, overall consumer spending tends to increase along with rises in wealth, and during economic downturns, consumer spending tends to correspondingly decline. These fluctuations can have a significant impact on the volume of payments we process; and

•	Factors concerning methods of payment

•	Use of cash as a means of payment. Changes in the aggregate use of cash as a means of payment is an important variable affecting our revenues. Cash payments are the principal form of payment in Russia, and, as a result, a majority of our payment volumes are cash-based. According to publicly available information, cash payments are expected to continue to be the principal means of payment in Russia and will sustain demand for use of our kiosks and terminals. As cash payments in Russia grow in absolute terms, we expect payment volumes from our kiosks and terminals to correspondingly increase. If the use of cash as a means of payment declines in Russia, it would negatively impact our financial results.

•	Increase in the volume of online transactions and the use of alternative payment methods. The volume of online transactions has grown considerably and continues to grow. Similarly, we expect the use of alternative payment methods in Russia, such as smartphones to grow considerably as prices per smartphone decline. We believe that growth in online transactions and alternative payment methods will be an important driver in increasing the number of potential merchants for which we can offer payment services and in increasing the potential number of users of Visa Qiwi Wallet. We expect payment volumes from online transactions and alternative payment methods to increase significantly in the coming years.

•	Factors concerning our business

•	Consumer adoption. We have actively sought new merchants to offer consumers more payment choices when using our products. We believe that merchant growth will lead to more consumers using our payment systems more frequently.

•	Implementation of value added services. We continued to develop the advertising services we offer, leveraging our extensive distribution network for our advertising clients. We believe that value added services will result in more consumers using our payment systems.

•	Higher average payment amounts. In addition to adding more merchants, we have added higher value products available for purchase through our network, such as airline tickets. With more choice and high value products, we believe that consumers will increase their payment amount per transaction.

Average net revenue yield. We calculate total average net revenue yield by dividing adjusted net revenue by payment volume. Average net revenue yield provides a measure of our ability to generate net revenue per unit of volume we process. Average net revenue yield was 0.82%, 0.88% and 1.10% in 2011, 2012, and 2013, respectively. In 2013, average net revenue yield increased by 22 bps in comparison to 2012 in part due to the introduction of inactivity fees in Visa Qiwi Wallet and an increase in payment volumes associated with higher revenue generating transactions such as ecommerce.

•	Negative trends impacting average net revenue yield

•	Between 2011 and 2013, we have experienced a decline in merchant fees from our larger retail merchants, in particular the Big Three MNOs.

•	Positive trends impacting average net revenue yield

•	We have increased the volume of value added services we provide in our kiosks and terminals, which has had a positive impact on our net revenue yield. For example, we have successfully used our distribution network to help our partners launch advertising campaigns and sales promotions. In addition, we have also introduced additional fees for cash and settlements services to our agents. We believe that these services will continue to have a positive impact on our profitability in the future.

•	Particularly in our Visa Qiwi Wallet business, the merchants that we serve are typically smaller retailers with less bargaining power. As a result, we are able to charge these merchants higher payment processing fees than the merchants used through our kiosks and terminals. Moreover, our business mix in our Visa Qiwi Wallet business has been gradually shifting towards higher yielding categories of goods and services such as ecommerce and online games further accelerating average net revenue yield growth. We expect that, as our merchant base in our Visa Qiwi Wallet business continues to grow and diversify, these merchants will have a larger effect on payment volume and, consequently, on average net revenue yield.

Sources of Revenue

Our primary source of revenue is payment processing fees. In addition, we derive revenue from advertising, interest revenue from agent’s overdrafts, interest income and other revenue.

Payment processing fees. Payment processing fees constitute the substantial majority of our revenue and comprise fees charged for processing payments typically based on a percentage of the total volume of each payment. A majority of our payment processing fees are paid to us by merchants for collecting payments on their behalf, which we refer to as merchant fees, and the fees paid by consumers and transmitted to us by agents, which we refer to as consumer fees. We typically pass on a portion of the merchants fees to our agents. In certain situations, we may not receive any merchant fees, for example, where a specific merchant is added to our base at the request of an agent who believes that inclusion of such merchant would attract consumers in a particular region or neighborhood. We generally recognize payment processing fees gross at the point when merchants accept payments from the consumer. We recognize revenue from consumer fees charged through our kiosks and terminals net of transaction costs, as we receive such fees through our agents, and we do not control the ultimate consumer fees set by our agents.

Advertising revenue. We generate advertising revenue through our kiosks and terminals primarily by displaying advertising on our kiosks and through short message service, or SMS, messaging. We calculate advertising revenue on the basis of the contracts with our advertising customers and advertising agencies, which vary, and recognize revenue once the advertising is displayed or transmitted. Starting from November 2013 certain mobile network operators introduced measures to limit the number of SMS messages delivered to their customers. These measures may substantially increase fees for delivering SMS to our consumers, as well as limit the number of such SMSs delivered. As a consequence, we expect that SMS advertising revenues may be materially negatively affected going forward.

Ancillary revenue. In addition to payment processing fees and advertising revenue, we generate revenue from various other sources including interest revenue on agent’s overdrafts (representing revenue for interest earned on amounts of credit that we provide to our agents for them to be able to operate within our network), interest revenue (representing revenue for interest earned on cash deposits with financial institutions, and short- and long-term investments performed as a part of our treasury operations and bank loans provided by Qiwi Bank), revenue from rent of space for terminals (representing revenue for rent obtained for subleasing retail space for terminals to our agents) and other revenue (representing revenue primarily generated from such operations as cash and settlement services, promotional campaign fees generated from software licensing for our processing system in countries where we operate through our franchisees), which we refer to in this annual report as ancillary revenue.

Operating Expenses

Costs of revenue (exclusive of depreciation and amortization)

Transaction costs. When payments are made through our network, we incur transaction costs to our agents, which represent the amount of fees we pass through to agents for use of their kiosks and terminals. Additionally, we incur transaction costs when Visa Qiwi Wallet consumers reload their wallets.

Compensation to employees and related taxes. Payroll and related taxes represents salaries and benefits paid to employees, primarily IT and operating services employees, and related taxes, where such payroll and related taxes are associated with payment processing and other revenue-generating activities.

Ancillary expenses. We incur other expenses in addition to transaction costs and payroll and related taxes, including advertising commission (primarily representing commission we pay to SMS operators and our agents for displaying the advertising), cost of rent of space for terminals (representing the rental payments we make to retail shop owners to allow agents to install kiosks on their premises under lease arrangements) and other expenses (including call center expenses), which we refer to in this annual report as ancillary expenses.

Selling, general and administrative expenses

Selling, general and administrative expenses consists primarily of payroll and related taxes for our senior executives, finance, legal and other administrative staff, advertising and related expenses, bank services, rent of premises and related utility expenses, office maintenance expenses, telecommunication and internet expenses, bad debt expense, traveling expenses, offering expenses, taxes other than income taxes and professional fees.

Depreciation and amortization

Depreciation is calculated on property and equipment on a straight-line basis from the time the assets are available for use, over their estimated useful lives. Intangible assets are amortized on a straight-line basis over their useful economic lives, unless the useful life is indefinite. We do not amortize intangible assets with indefinite useful lives, but we test these assets for impairment annually, either individually or at the cash-generating unit level.

Other Income and Expense Items

Gain on bargain purchase

A gain on bargain purchase is recognized in a business combination or acquisition of associates in the event the total fair value of the identifiable net assets acquired on the date of acquisition exceeds the fair value of the consideration transferred. We recognized a gain on bargain purchase upon our purchase of Instant Payments LLP in 2011. No gain on bargain purchase was recognized in 2012 and 2013.

Impairment of investment in associates

Impairment of investment in associates is recognized where we determine that the investment made in an associate is not fully recoverable. For the year ended December 31, 2013, we recognized an impairment of investment in associates in Dengionline Ltd. due to a significant deterioration in its operating performance.

Gain/(loss) from disposal of subsidiaries

We recognize a gain/(loss) from disposal of subsidiaries in the event that the consideration we receive for the sale or disposal of a subsidiary exceeds the total carrying value of the subsidiary sold. The gain recognized in 2011 was due to disposal of our subsidiaries in Tajikistan and Uzbekistan, and the loss recognized in 2012 was due to disposal of Instant Payments LLP (Kazakhstan), OOO Management Company QIWI (Russia), Master Loto Ltd and its subsidiaries. No gain or loss from disposal of subsidiaries was recognized in 2013.

Change in fair value of derivative financial assets

We classify certain of our derivative assets at fair value through profit or loss, in accordance with IAS 39. This classification applies primarily to certain options over shares of subsidiaries and associates we hold. We state our financial assets at fair value through profit or loss.

Other income

Other income in 2011 and 2012 included gain on interest on loans issued to agents at a higher-than-market interest rate, income from penalties charged to agents for violation of our payment system terms and conditions, and other items not directly related to operations.

Other expenses

Other expenses in 2011 principally included losses resulting from the discount on a low-interest loan issued to Blestgroup Enterprises Ltd (Cyprus) to facilitate our rent of terminal spaces operations, and share of profit for the period attributable to non-controlling interest and accounted for as a liability, which relates to the profit and loss of subsidiaries in which we hold an interest. In 2012 the main item of other expenses was the share attributable to non-controlling interest accounted for as liability. By 2013 all the subsidiaries having such non-controlling interest had been disposed of and the major item of other expenses is tax penalties.

Foreign exchange gain/(loss), net

Foreign exchange gain/(loss) is comprised of net results from the re-measurement of monetary assets and liabilities denominated in a foreign currency using the exchange rates valid at the reporting period end or upon the realization of related assets and liabilities. As of December 31, 2011, 2012 and 2013, our net monetary assets denominated in foreign currencies were not significant.

Share of loss of associates

We account for our interest in associates under the equity method. An associate is generally an entity under which we have significant influence. We carry our investment in associates at cost less any impairment and recognize any changes in our share of the net assets of the associate through profit or loss, except for changes in equity that do not result from operations.

Interest income

Interest income represents primarily interest on non-banking loans issued to related parties.

Interest expense

Interest expense primarily represents interest expense accrued by our international subsidiaries on loans received from their non-controlling shareholders. In 2013 the Group also recognized interest expenses on bank guarantees.

Income tax expense

Income tax expense represents current and deferred income taxes with respect to our earning in countries in which we operate. Deferred tax also includes taxes on earnings of our foreign subsidiaries that have not been remitted to us to the extent applicable and will be taxed in Cyprus once remitted.

Critical accounting policies and significant estimates

We prepare our consolidated financial statements in accordance with IFRS, which require us to make judgments, estimates and assumptions that affect the reported amounts of assets, liabilities, net sales and expenses, and related disclosure of contingent assets and liabilities. The most significant estimates relate to the recognition of revenue, assessment of the useful life of property and equipment, assessment of the useful life of intangible assets, determination of the fair values of assets and liabilities acquired in business combinations, impairment of goodwill and intangible assets with indefinite lives, allowance for deferred tax assets, and impairment of loans and receivables. We have based our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

An accounting policy is considered to be critical if it requires an accounting estimate to be made based on assumptions about matters that are highly uncertain at the time the estimate is made, and if different estimates that reasonably could have been used, or changes in the accounting estimates that are reasonably likely to occur periodically, could materially impact the consolidated financial statements. We believe that the following critical accounting policies are the most sensitive and require more significant estimates and assumptions used in the preparation of our consolidated financial statements. You should read the following descriptions of critical accounting policies, judgments and estimates in conjunction with our consolidated financial statements and other disclosures included in this annual report.

Revenue recognition

We exercise significant judgment in reaching a conclusion about our accounting policy for gross versus net reporting of payment processing fees and related transaction costs.

A merchant fee, when it is charged, is recorded gross of related costs, because we (i) are the primary obligor as we undertake to transfer the customer payment to the merchant using our payment processing system; (ii) we negotiate and ultimately set the commission rate receivable from a merchant; and (iii) we bear credit risk in most of the cases, unless the payment is made from a deposit made with our group.

A consumer fee, when it is charged on payments made by consumers through kiosks and terminals, is reported net of any fees payable to or retained by agents. This is because, although we are the primary obligor, we do not have any discretion over the ultimate commission set by the agent as a kiosk or terminal owner to the customer, we do not have readily available information about the gross commission, and we are only exposed to the net amount of commission payable to us by the agent.

A consumer fee collected through mobile operators and other payment methods is reported gross of related transaction costs. Such payments are made by consumers through our website or an application using a unique user login and password, and are called electronic payments. In contrast with the consumer fee collected through kiosks and terminals, we, being a primary obligor in electronic payment transactions, also set the consumer fee, although credit risk for these transactions is limited. Thus, we have concluded that our ability to control the consumer fee for electronic payments is a key differentiator from the customer fees on payments collected through our kiosks and terminals.

Starting from August 2012, the Group charges a fee for managing special guarantee deposit accounts made by agents to cover consumer payments they accept. Related revenues in the amounts of RUB 109,000 and RUB 462,000 for the years ended December 31, 2012 and 2013 are reported gross of transaction costs paid to the same agents for collection of consumer payments, because these revenues relate to a separate service having distinct value to agents and provided at their discretion.

Useful life of property and equipment

We assess the remaining useful lives of items of property and equipment at least at each financial year-end. If expectations differ from previous estimates, the changes are accounted for as a change in an accounting estimate in accordance with IAS 8 “Accounting Policies, Changes in Accounting Estimates and Errors”. These estimates may have a material impact on the amount of the carrying values of property and equipment and on depreciation recognized in profit or loss.

Useful life of intangible assets

Software and other intangible assets acquired separately are measured on initial recognition at cost. The cost of other intangible assets acquired in a business combination is the fair value as of the date of acquisition. Following initial recognition, intangible assets are carried at cost less any accumulated amortization and assessed for impairment whenever there is an indication that the intangible asset may be impaired. We assess the remaining useful lives of intangible assets at each reporting date, unless the useful life is indefinite. If expectations differ from previous estimates, the changes are accounted for as a change in an accounting estimate in accordance with IAS 8 “Accounting Policies, Changes in Accounting Estimates and Errors”. These estimates may have a material impact on the amount of the carrying values of intangible assets and on the amount of amortization expenses recognized in profit or loss.

Fair values of assets and liabilities acquired in business combinations

We recognize separately, at the acquisition date, the identifiable assets, liabilities and contingent liabilities acquired or assumed in the business combination at their fair values, which involves estimates. Such estimates are based on valuation techniques, which require considerable judgment in forecasting future cash flows and developing other assumptions. When the amounts of fair values are significant, we hire third party appraisers to assist in determining the related fair values.

Impairment of goodwill and indefinite-lived intangible assets

In order to determine whether the goodwill and indefinite-lived intangible assets are impaired, it is necessary to estimate the value in use of the cash-generating units to which the goodwill and indefinite-lived intangible assets are allocated. Estimating the value in use requires us to make an estimate of the expected future cash flows from the cash-generating unit, or CGU, and to choose a suitable discount rate in order to calculate the present value of those cash flows, and hence such estimates are subject to uncertainty.

Deferred tax assets

The utilization of deferred tax assets will depend on whether it is possible to generate sufficient taxable income against which the deductible temporary differences can be utilized. Various factors are used to assess the probability of the future utilization of deferred tax assets, including past operating results, operational plans, expiration of tax losses carried forward, and tax planning strategies. The carrying amounts of deferred tax assets were RUB 183 million as of December 31, 2013, RUB 102 million as of December 31, 2012, and 98 million as of December 31, 2011 net of allowances of RUB 19 million as of December 31, 2013 and RUB 7 million as of December 31, 2012 and RUB 57 million as of December 31, 2011 to reduce the amount of deferred tax assets to the recoverable amounts.

The allowance relates to deferred tax assets which were not recorded because we do not expect to realize certain of our tax loss carry forwards in the foreseeable future due to the history of losses.

Impairment of loans and receivables

Our management maintains a reserve for impairment of loans and receivables to account for estimated losses resulting from the inability of customers to make required payments. When evaluating the adequacy of an impairment of loans and receivables, our management bases its estimates on the aging of accounts receivable balances and loans and historical write-off experience, customer credit worthiness and changes in customer payment terms. If the financial condition of customers were to deteriorate, actual write-offs might be higher than expected.

As of December 31, 2013, the impairment of loans and receivables was recorded amounting to RUB 612 million, RUB 385 million as of December 31, 2012, and RUB 258 million as of December 31, 2011.

Share-based payment expense

For the purposes of determining our share-based compensation expense, we estimated the fair value of share options that are expected to vest using the Black-Scholes-Merton (BSM) option pricing model and recognize the share-based payment expense ratably over the requisite service period applicable to each option vesting tranche. We used the following assumptions in our option-pricing model when valuing share-based awards:

	Granted on
	December 21, 2012	November 15, 2013	November 16, 2013	December 4, 2013
Exercise price (U.S.$)	13.6452	41.2380	41.3990	46.573
Expected life of the options (years)	5.0-6.5	2.0-3.0	2.0-3.0	2.0-3.0
Expected annual price volatility	28-30%	30-32%	30-32%	29-32%
Risk-free interest rate	0.75-1.09%	0.34-0.63%	0.34-0.63%	0.30-0.61%
Expected dividend yield	0%	2.83%	2.83%	2.83%
Estimated fair value of the underlying share on the grant date (U.S.$)	15.84	43.32	43.32	45.37
Grant-date fair value of the options (U.S.$)	5.34-5.73	7.09-8.32	7.02-8.27	5.86-7.57

The expected life of the option represents the period during which our option awards are expected to be outstanding. The expected life of each option tranche was based on the simplified method outlined in Staff Accounting Bulletin No. 107, Share-Based Compensation, because, prior to our initial public offering, we were a privately held company and our share-based compensation plan is relatively new. Accordingly, we do not have sufficient experience or history to be able to determine the expected life over which our option awards will be held before exercise. This method is also in line with the requirements of IFRS 2 Share-Based Payment.

With respect to price volatility, because, prior to our initial public offering, we operated as a private company with no active market for our shares or option awards, and currently we still do not have sufficient history of our share price performance, it is not possible to use actual price volatility data. Therefore, we estimated the volatility of our shares based on the historical volatility of peer group companies over a period which approximates our expected life of option awards. Using an expected volatility based on the average historical volatility of other entities may result in variability when compared to actual historical volatility once we have sufficient historical data about the market price for our shares.

We based the risk-free interest rate that we use in our option-pricing model on the implied yield currently available on the US treasury bills with a remaining term approximating the expected life of the option award being valued.

At the time of the grant date of the options on December 21, 2012, we expected that we would not pay cash dividends after the closing of the initial public offering. In light of that expectation, we used an expected dividend yield of zero in our option pricing model for option awards granted in the year ended December 31, 2012. In April 2013, our board of directors subsequently reconsidered this determination, and we currently expect that we will pay dividends from time to time in the future. Any determination regarding the amount of future dividends will depend on a range of factors, including the availability of distributable profits, our liquidity and financial position, our strategic plans and growth initiatives, restrictions imposed by our financing arrangements, tax considerations, planned acquisitions, and other relevant factors.

We determined the amount of share-based compensation expense based on awards that we ultimately expect to vest, taking into account estimated forfeitures. IFRS requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. To properly attribute compensation expense, we are required to estimate pre-vesting forfeitures at the time of grant and revise those estimates in subsequent periods if actual forfeitures differ from those estimates. We have no past history of forfeitures, but the retention rate amongst our key employees and management was historically high. Therefore, our forfeiture rate is expected to be insignificant. As a result, we have applied an estimated forfeiture rate of zero in 2012 and actual year-to-date rate of forfeitures in 2013. If the actual forfeiture rate is materially different from the estimate, share-based compensation expense could be different than what has been recorded.

Because, prior to our initial public offering, there had been no public market for our shares, with the assistance of an independent valuation firm, we determined the fair value of our shares on the basis of valuations of our company arrived at by employing the “income approach” and the “market approach” valuation methodologies. Since May 2013, QIWI plc is a public company and the fair value of its shares is defined by reference to closing market price of its traded shares.

Under the income approach, we relied on the discounted cash flows (DCF) method. The DCF method involves applying appropriate discount rates to estimated cash flows that are based on forecasts of revenue and costs. Key assumptions associated with the income approach include projected revenue, profit and cash flows which reflect management’s best estimates of our future operations at the time; a terminal value, which attributes value to cash flows for the years beyond the projection period; and a discount rate, which reflects then expected market rates of interest rates and risks associated with the business.

Under the market approach, we relied on the guideline publicly traded company method as well as the prior transaction method, if such transactions were available. The guideline publicly traded company method provides an indication of our value by comparing the enterprise value to earnings and revenue multiples of similar publicly traded companies in our industry. In applying the prior transaction method, we would consider the most recent transaction in our company’s shares.

To estimate the fair value of our shares for the December 2012 grants, the income approach, using the DCF method, and the market approach were employed. In the DCF method, a post-tax discount rate of 12.5% was used. A discount for lack of marketability of 8.21% was also applied. DCF was used as the primary method and the guideline publicly traded company approach was used to determine if the DCF valuation was in the range of reasonable values for December 2012 option awards.

The prior transaction method was not used for the December 2012 valuation study because it was determined that duration of time and respective changes in market conditions since the most recent arm’s length transaction with our shares that closed in December 2010 rendered this transaction a less reliable indicator of the value of our company. However, the prior transaction method provided an indirect evidence of the fair value of our shares. In particular, the publicly disclosed value of the transaction between our shareholders in December 2010 was U.S.$24.1 million for 3.74% of our shares, representing approximately U.S.$12.40 per share. The growth of the estimated share price from U.S.$12.40 per share in December 2010 to U.S.$15.84 on December 2012, as implied by the DCF method and market approach, or 27%, was linked to a number of factors, including improving performance in 2011 and 2012 and improved liquidity prospects due to the planned initial public offering.

The DCF method used to estimate the fair value of our shares is highly sensitive to growth rates, with the principal drivers being the level of internet traffic, our market share, and the size of the online advertising market generally. Additionally, the guideline public company method is highly sensitive to the choice of guideline companies and changes in market multiples of those guideline companies, as well as our company’s relative performance in comparison with the selected peers.

On December 21, 2012, our board of directors approved the grant of option awards to purchase an aggregate of 2,216,778 shares at an exercise price of U.S.$13.6452 per share. We recognized RUB 66 million in share-based payment expenses in 2012, based on a fair value on the grant date ranging from U.S.$5.34 to U.S.$5.73 per option granted.

Internal Control Over Financial Reporting

Prior to our initial public offering in May 2013, we were a private company with limited accounting personnel and other resources focused on our internal control over financial reporting. In connection with their audit of our consolidated financial statements for the year ended December 31, 2011 our independent registered public accounting firm identified a material weakness in our internal controls with respect to our financial statement closing process. The material weakness related to, primarily, the number of dedicated IFRS-qualified personnel and controls over accounting for non-routine transactions and complex estimates.

This material weakness was considered in determining the nature, timing and extent of the procedures performed by our independent registered public accounting firm in their audit of our annual consolidated financial statements, and did not affect the report of our independent registered public accounting firm on our annual consolidated financial statements included herein.

To address the material weakness that our independent registered accountants identified, we developed and implemented a plan that included implementing greater controls over communication, approval and accounting for non-routine transactions and complex estimates, as well as additional management review controls. We also hired an external consultant to advise us on introducing changes to our internal control over financial reporting and to participate in management review of the financial statements and related supporting financial information. In the future, we plan to recruit additional qualified personnel or an external consultant with relevant experience in IFRS accounting, reporting and auditing. As a result of these various measures, we expect the accounting and finance personnel costs to increase significantly.

As a result of our efforts we remediated the related material weakness as of December 31, 2012. However, in connection with the audit of our consolidated financial statements for the year ended December 31, 2012 and 2013, our independent registered public accounting firm identified a significant deficiency in each case with respect to our financial statement closing process. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those responsible for oversight of our financial reporting.

Designing and implementing an effective financial reporting system is a continuous effort that requires us to anticipate and react to changes in our business and the economic and regulatory environments and to devote significant resources to maintain a financial reporting system that adequately satisfies our reporting obligations. The remedial measures that we intend to take may not fully address the significant deficiency that we and our independent registered accounting firm have identified, and other material weaknesses or significant deficiencies in our internal control over financial reporting may be identified in the future. See “Risk Factors—Risk Related to our Business and Industry—Our independent public registered accounting firm identified a material weakness in our internal control over financial reporting during our 2011 audit, and we can provide no assurance that additional material weaknesses will not be identified in the future.”

Results of Operations

Set out below are our consolidated statements of operations data for the years ended December 31, 2011, 2012 and 2013:

	Years ended December 31,
	2011	2012	2013
	(in RUB millions)
Revenue	8,158	8,911	11,666
Cost of revenue (exclusive of depreciation and amortization)	(5,573)	(5,454)	(6,396)
Selling, general and administrative expenses	(1,543)	(1,838)	(2,608)
Depreciation and amortization	(141)	(129)	(113)
Impairment of intangible assets	—	(4)	—
Goodwill impairment	—	—	(5)

Profit from operations	901	1,486	2,544

Gain on bargain purchase	15	—	—
Gain (loss) from disposal of subsidiaries	7	(1)	—
Other income	10	17	21
Other expenses	(73)	(29)	(20)
Foreign exchange gain (loss), net	(12)	(21)	8
Share of loss of associates	(23)	(13)	(79)
Impairment of investment in associates	—	—	(22)
Interest income	6	26	22
Interest expense	(4)	(9)	(29)

Profit before tax from continuing operations	827	1,456	2,445

Income tax expense	(241)	(408)	(610)

Net profit from continuing operations	586	1,048	1,835

Gain (loss) from discontinued operations	(156)	(240)	—

Net profit	430	808	1,835

Attributable to:
Equity holders of the parent	520	910	1,873
Non-controlling interests	(90)	(102)	(38)

Set out below are our consolidated statements of operations data for the years ended December 31, 2011, 2012 and 2013 as a percentage of total revenue:

	Years ended December 31,
	2011	2012	2013
	(as a percentage of revenue)
Revenue	100.0	100.0	100.0
Cost of revenue (exclusive of depreciation and amortization)	(68.3)	(61.2)	(54.8)
Selling, general and administrative expenses	(18.9)	(20.7)	(22.4)
Depreciation and amortization	(1.7)	(1.4)	(1.0)
Impairment of intangible assets	—	—	—
Goodwill impairment	—	—	—
Profit from operations	11.1	16.7	21.8
Gain on bargain purchase	0.2	—	—
Gain (loss) from disposal of subsidiaries	0.1	(0.1)	—
Other income	—	0.2	0.2
Other expenses	(0.9)	(0.3)	(0.2)
Foreign exchange (loss) gain, net	(0.1)	(0.3)	0.1
Share of loss of an associates	(0.3)	(0.1)	(0.7)
Impairment of investment in associates	—	—	(0.2)
Interest income	—	0.3	0.2
Interest expense	—	(0.1)	(0.2)
Profit before tax from continuing operations	10.1	16.3	21.0
Income tax expense	(2.9)	(4.5)	(5.2)
Net profit from continuing operations	7.2	11.8	15.8
Gain (Loss) from discontinued operations	(1.9)	(2.7)	—
Net profit	5.3	9.1	15.8
Attributable to:
Equity holders of the parent	6.4	10.2	16.1
Non-controlling interests	(1.1)	(1.1)	(0.3)

Year ended December 31, 2013 compared to year ended December 31, 2012

Revenue

Set out below are our revenues, by source, for the year December 31, 2012 and 2013, and as a percentage of total revenue:

	Year ended December 31,
	2012	2012	2013	2013
	(in RUB millions)	(% of revenue)	(in RUB millions)	(% of revenue)
Revenue	8,911	100.0	11,666	100.0
Payment processing fees	7,624	85.6	9,934	85.2
Revenue from advertising	454	5.1	507	4.3
Ancillary revenue	833	9.3	1,225	10.5

Revenue for the year ended December 31, 2013 was RUB 11,666 million, an increase of 31%, or RUB 2,755 million, compared to the same period in 2012. This increase was primarily due to an increase in payment processing fees. Payment processing fees for the year ended December 31, 2013 were RUB 9,934 million, an increase of 30%, or RUB 2,310 million, compared to the same period in 2012. The increase in payment processing fees resulted primarily from an increase in payment volumes by 18%, or RUB 85 billion, from RUB 475 billion in 2012 to RUB 561 billion in 2013, and from the reintroduction of fees charged for inactive wallets (as discussed in more details in “—Adjusted net revenue”).

The number of active Visa Qiwi Wallet consumers increased to 15.4 million as of December 31, 2013 from 11.4 million as of December 31, 2012. The number of our kiosks and terminals remained largely unchanged, with 168,236 active kiosks and terminals as of December 31, 2013 compared to 169,102 as of December 31, 2012.

Advertising revenue for the year ended December 31, 2013 was RUB 507 million, an increase of 12%, or RUB 53 million, compared to the same period in 2012. This increase primarily resulted from a significant increase in volume as a result of an increase in the number of customers to whom we offered SMS advertising services in 2013. In the fourth quarter of 2013, advertising revenue decreased by approximately 26% (RUB 38 million) compared to the same period in 2012 primarily due to the outflow of banks that used our advertising platform due to the structural change in the retail banking segment. In addition, certain mobile carriers substantially increased the fees for delivering SMS to our clients.

Ancillary revenue for the year ended December 31, 2013 was RUB 1,225 million, an increase of 47%, or RUB 392 million, compared to the same period in 2012, primarily due to an increase in interest revenue as a result of a greater amount invested in debt instruments and increased cash deposits in interest-bearing accounts as well as increased revenue from cash and settlement services, due to the introduction of additional fees charged for deposits of our agents.

Operating expenses

Set out below are the primary components of our operating expenses for the year ended December 31, 2012 and 2013, and as a percentage of total revenue:

	Year ended December 31,
	2012	2012	2013	2013
	(in RUB millions)	(% of revenue)	(in RUB millions)	(% of revenue)
Cost of revenue (exclusive of depreciation and amortization)	(5,454)	(61.2)	(6,396)	(54.8)
Transaction costs	(4,420)	(49.6)	(5,065)	(43.4)
Compensation to employees and related taxes	(712)	(8.0)	(898)	(7.7)
Ancillary expenses	(322)	(3.6)	(433)	(3.7)
Selling, general and administrative expenses	(1,839)	(20.6)	(2,608)	(22.4)
Depreciation and amortization	(129)	(1.4)	(113)	(1.0)
Impairment of Intangible Assets	(4)	—	(5)	—

Cost of revenue (exclusive of depreciation and amortization)

Cost of revenue (exclusive of depreciation and amortization) for the year ended December 31, 2013 was RUB 6,396 million, an increase of 17%, or RUB 942 million, compared to the same period in 2012. Transaction costs increased by 15%, or RUB 645 million, in the year ended December 31, 2013, compared to the same period in 2012, from RUB 4,420 million to RUB 5,065 million. We attribute this increase in transaction costs primarily to an increase in payment volume.

Compensation to employees and related taxes for the year ended December 31, 2013 were RUB 898 million, an increase of 26%, or RUB 186 million, compared to the same period in 2012, primarily due to an increase in salaries and severance payments, and to a lesser extent, bonus and share-based payment expenses.

Ancillary expenses for the year ended December 31, 2013 were RUB 433 million, an increase of 35%, or RUB 111 million, compared to the same period in 2012. An increase mainly results from a loss on a security breach in December 2013 as described in more detail in “Risk Factors — Unauthorized disclosure of data, whether through cybersecurity breaches, computer viruses or otherwise, could expose us to liability, protracted and costly litigation and damage our reputation”.

Adjusted net revenue

Adjusted net revenue for the year ended December 31, 2013 was RUB 6,168 million, an increase of 48%, or RUB 1,999 million, compared to the same period in 2012. The increase in adjusted net revenue was primarily due to an increase in payment volume and growth of net revenue yield. Average net revenue yield increased by 22 bps, from 0.88% for the year ended December 31, 2012 to 1.10% for the year ended December 31, 2013. Excluding inactivity fees, average net revenue yield increased by 14 bps, from 0.86% for the year ended December 31, 2012 to 1.00% for the year ended December 31, 2013.

Selling, general and administrative expenses

Selling, general and administrative expenses for the year ended December 31, 2013 were RUB 2,608 million, an increase of 42%, or RUB 770 million, from the same period in 2012. This increase was primarily due to an increase in compensation to employees and related taxes by 30%, or RUB 313 million, from RUB 1,030 million in 2012 to RUB 1,343 million in 2013, resulting from share-based payment expenses of RUB 188 million in 2013, compared to RUB 58 million in 2012; an increase in bad debt expense from RUB 202 million in 2012 to RUB 267 million in 2013, resulting from additional allowances for certain of our agents; rise in advertising and related expenses from RUB 40 million in 2012 to RUB 172 million in 2013 due to significant marketing activities undertaken at the end of 2013; an increase in rent of premises and related utility expenses from RUB 136 million in 2012 to RUB 215 million in 2013, resulting from our move to a new office building; an increase of office maintenance expenses from RUB 118 million in 2012 to RUB 186 million in 2013 due to write-off of inventory and fixed assets connected from transfer to a new office and an increase in expensed VAT from RUB 54 million in 2012 to RUB 117 million resulting primarily from increased expenses recorded at QIWI Bank, in relation to which VAT cannot be offset.

Depreciation and amortization

Depreciation and amortization for the year ended December 31, 2013 was RUB 113 million, a decrease of 12%, or RUB 16 million, compared to the same period in 2012. This decrease resulted primarily from the full depreciation of certain fixed assets.

Other non-operating gains and losses

Impairment of investment in associates

Impairment of investment in associates for the year ended December 31, 2013 was RUB 22 million compared to nil in the year ended December 31, 2012, resulting from an impairment on our holdings in Dengionline, Ltd., whose operating performance significantly deteriorated in 2013. We disposed of our interest in Dengionline, Ltd. for a nominal consideration in 2013.

Other income

Other income for the year ended December 31, 2013 was RUB 21 million, an increase of 24%, or RUB 4 million, compared to the same period in 2012.

Other expenses

Other expenses for the year ended December 31, 2013 were RUB 20 million, a decrease of 31%, or RUB 9 million, compared to the same period in 2012. This decrease was primarily due to the incurrence of expenses in 2012 in share of loss for the period attributable to non-controlling interests in our subsidiary, Instant Payment LP. No such expenses were incurred in 2013. This decrease was partially offset by an increase in other expenses of RUB 9 million and the incurrence of tax penalties of RUB 7 million in 2013.

Share of loss of associates

Share of loss of associates for the year ended December 31, 2013 was RUB 79 million, an increase of RUB 66 million compared to the same period in 2012. This decrease was due to losses in Dengionline, Ltd., mainly as a result of significant bad debts.

Interest income

Interest income for the year ended December 31, 2013 was RUB 22 million, a decrease of 15%, or RUB 4 million, compared to the same period in 2012. This decrease was due to a decrease in interest income earned on a loan provided to associates.

Interest expense

Interest expense for the year ended December 31, 2013 was RUB 29 million, an increase of 222%, or RUB 20 million, compared to the same period in 2012. This increase was due to an increase in interest payments on loan and bank guarantees.

Income tax

Income tax for the year ended December 31, 2013 was RUB 610 million, an increase of 50%, or RUB 202 million, compared to the same period in 2012, primarily due to the increase in pre-tax income. Our effective tax rate remained relatively constant, decreasing by approximately 2.7 percentage points.

Gain / (loss) from discontinued operations

There was no loss from discontinued operations for the year ended December 31, 2013, compared to a loss of RUB 240 million in the same period in 2012. The loss from discontinued operations in 2012 resulted from certain of our international operations being discontinued during that period. In addition, in 2012, we recognized impairment charges and loss on revaluation of held for sale assets to fair value upon their disposal in the amount of RUB 167 million in relation to the discontinuation of operations in the Ukraine, certain early stage international businesses and the Diomachin group, which manufactured parts for our kiosks. This was partially offset by the actual disposal of discontinued operations in 2012 resulting in gain of RUB 46 million.

Non-controlling interests

Net loss attributable to non-controlling interests for the year ended December 31, 2013 was RUB 38 million, a decrease of 63%, or RUB 64 million, compared to the same period in 2012, primarily as a result of the discontinuation of certain of our international operations in the second half of 2012, resulting in a decrease in non-controlling interests in 2013.

Year ended December 31, 2012 compared to year ended December 31, 2011

Revenue

Set out below are our revenues, by source, for the years ended December 31, 2011 and 2012, and as a percentage of total revenue:

	Year ended December 31,
	2011	2011	2012	2012
	(in RUB millions)	(% of revenue)	(in RUB millions)	(% of revenue)
Revenue	8,158	100.0	8,911	100.0
Payment processing fees	7,121	87.3	7,624	85.6
Revenue from advertising	262	3.2	454	5.1
Ancillary revenue	775	9.5	833	9.3

Revenue for the year ended December 31, 2012 was RUB 8,911 million, an increase of 9%, or RUB 753 million, compared to the same period in 2011. This increase was primarily due to an increase in payment processing fees. Payment processing fees for the year ended December 31, 2012 were RUB 7,624 million, an increase of 7%, or RUB 503 million, compared to the same period in 2011. The increase in payment processing fees resulted from an increase in payment volumes by 18%, or RUB 73 billion, from RUB 402 billion in 2011 to RUB 475 billion in 2012.

The number of active Visa Qiwi Wallet consumers increased from 8.1 million in the year ended December 31, 2011 to 11.4 million for the year ended December 31, 2012. The number of our kiosks and terminals remained largely unchanged, with 169,102 active kiosks and terminals as of December 31, 2012, compared to 170,384 as of December 31, 2011.

Advertising revenue for the year ended December 31, 2012 was RUB 454 million, an increase of 73%, or RUB 192 million, compared to the same period in 2011. This increase primarily resulted from a significant increase in the number of customers to whom we offered SMS advertising services in 2012.

Ancillary revenue for the year ended December 31, 2012 was RUB 833 million, an increase of 7%, or RUB 58 million, compared to the same period in 2011, primarily due to an increase in interest revenue by 71%, or RUB 97 million, as a result of a greater amount invested in debt instruments and increased cash deposits in interest-bearing accounts as well as increased revenue from cash and settlement services, due to the introduction of additional fees charged for deposits of our agents. These increases were partially offset by a decline in revenue from rent of space for kiosks by 67%, or RUB 180 million, due to the transfer of a significant portion of this business to our associate.

Operating expenses

Set out below are the primary components of our operating expenses for the years ended December 31, 2011 and 2012, and as a percentage of total revenue:

	Year ended December 31,
	2011	2011	2012	2012
	(in RUB millions)	(% of revenue)	(in RUB millions)	(% of revenue)
Cost of revenue (exclusive of depreciation and amortization)	(5,573)	(68.3)	(5,454)	(61.2)
Transaction costs	(4,447)	(54.5)	(4,420)	(49.6)
Compensation to employees and related taxes	(669)	(8.2)	(712)	(8.0)
Ancillary expenses	(457)	(5.6)	(322)	(3.6)
Selling, general and administrative expenses	(1,543)	(18.9)	(1,839)	(20.6)
Depreciation and amortization	(141)	(1.7)	(129)	(1.4)
Impairment of Intangible Assets	—	—	(4)	—

Cost of revenue (exclusive of depreciation and amortization)

Cost of revenue (exclusive of depreciation and amortization) for the year ended December 31, 2012 was RUB 5,454 million, a decrease of 2%, or RUB 119 million, compared to the same period in 2011. Transaction costs decreased by 1%, or RUB 27 million, in the year ended December 31, 2012, compared to the same period in 2011, from RUB 4,447 million to RUB 4,420 million. We attribute this decrease in transaction costs primarily to a decrease in merchant fees from MNO, which resulted in lower commission fees payable to agents in 2012. The decrease in transaction costs was partially offset by an increase in payment volume.

Compensation to employees and related taxes for the year ended December 31, 2012 were RUB 712 million, an increase of 6%, or RUB 43 million, compared to the same period in 2011, primarily due to higher statutory tax rates in Russia and an increase in salaries in line with inflation in Russia over this period.

Ancillary expenses for the year ended December 31, 2012 were RUB 322 million, a decrease of 30%, or RUB 135 million compared to the same period in 2011. The decrease in ancillary expenses primarily resulted from a decrease in the cost of rent of space for kiosks from RUB 238 million to RUB 95 million, due to the transfer of a significant portion of this business to our associate.

Adjusted net revenue

Adjusted net revenue for the year ended December 31, 2012 was RUB 4,169 million, an increase of 28%, or RUB 915 million, compared to the same period in 2011. The increase in adjusted net revenue is primarily due to a 18% increase in net payment volume and growth of net revenue yield. Average net revenue yield increased by 6 bps, from 0.82% for the year ended December 31, 2011 to 0.88% for the year ended December 31, 2012.

Selling, general and administrative expenses

Selling, general and administrative expenses for the year ended December 31, 2012 were RUB 1,839 million, an increase of 19%, or RUB 296 million, from the same period in 2011. This increase was primarily due to an increase in bad debt expense from RUB 54 million in 2011 to RUB 202 million in 2012 resulting from additional allowances for five of our agents, an increase in compensation to employees and related taxes by 16%, or RUB 141 million, from RUB 889 million in 2011 to RUB 1,030 million in 2012, resulting from an increase in compensation to management in 2012, and recognition of expenses relating to our initial public offering in the amount of RUB 109 million, which were not incurred in 2011. These increases were partially offset by a decrease in advertising and related expenses of RUB 107 million, due to reduced advertising, a decrease in rent of premises and related utility expenses of RUB 21 million and a decrease in professional fees of RUB 20 million. For the year ended December 31, 2012, selling, general and administrative expenses included RUB 61 million of expenses allocated to discontinued operations compared to RUB 141 million in the same period of 2011.

Depreciation and amortization

Depreciation and amortization for the year ended December 31, 2012 was RUB 129 million, a decrease of 18%, or RUB 28 million compared to the same period in 2011. This decrease resulted primarily from the full amortization of acquired customer relationship intangibles in 2011.

Impairment of intangible assets

Impairment of intangible assets for the year ended December 31, 2012 was RUB 4 million, resulting from the write-off of obsolete computer software, compared to nil in 2011.

Other non-operating gains and losses

Gain on bargain purchase

Gain on bargain purchase for the year ended December 31, 2012 was nil compared to a gain of RUB 15 million in 2011 as no material acquisitions were made in 2012 other than investment in associates.

Change in fair value of derivative financial assets

There was a decrease in fair value of derivative financial assets for the year ended December 31, 2012, of RUB 0.3 million compared to no change in the same period in 2011. This decrease was due to the disposal in 2012 of certain put and call options we held over shares of subsidiaries and associates.

Other income

Other income for the year ended December 31, 2012 was RUB 17 million, an increase of 70%, or RUB 7 million, compared to the same period in 2011. This increase was primarily due to a gain on the issuance on loans to agents at a higher-than-market interest rates of RUB 8 million.

Other expenses

Other expenses for the year ended December 31, 2012 were RUB 29 million, a decrease of 60%, or RUB 44 million, compared to the same period in 2011. This decrease was primarily due to no recognition of loss related to a discount on loans issued to related parties in 2012, which was partially offset by an increase in share of loss/(profit) for the period attributable to non-controlling interest and accounted for as a liability of RUB 24 million in 2012 as compared to RUB 17 million in 2011.

Foreign exchange gain/(loss), net

Foreign exchange loss, net for the year ended December 31, 2012 was RUB 21 million, an increase of 75%, or RUB 9 million, compared to the same period in 2011. The increase is a result of an increased number of transactions in foreign currencies by our subsidiaries in line with the increase in our operations. Foreign exchange gain/(loss) as a percentage of profit before tax remained stable at approximately 1.4% in 2011 and 2012.

Share of loss of associates

Share of loss of associates for the year ended December 31, 2012 was RUB 13 million, a decrease of 43%, or RUB 10 million, compared to the same period in 2011. This decrease was due to a decrease in the amount of losses of Blestgroup Enterprises Ltd (Cyprus) by RUB 13 million compared to the same period in 2011 which was partially offset by losses incurred by the associated companies acquired in 2012 totaling RUB 3 million.

Income tax

Income tax for the year ended December 31, 2012 was RUB 408 million, an increase of 69%, or RUB 167 million, compared to the same period in 2011, primarily due to the increase in pre-tax income. Our effective tax rate remained relatively constant, decreasing by approximately 1.1%

Gain / (loss) from discontinued operations

Loss from discontinued operations for the year ended December 31, 2012 was RUB 240 million, an increase of 54%, or RUB 84 million, compared to 2011. This increase resulted from certain of our international operations being discontinued during the year ended December 31, 2012, which resulted in a loss from discontinued operations. In addition, we recognized impairment charges and loss on revaluation of held for sale assets to fair value upon their disposal in the amount of RUB 167 million in relation to the discontinuation of operations in the Ukraine, certain early stage international businesses and the Diomachin group, which manufactured parts for our kiosks. This was partially offset by the actual disposal of discontinued operations in 2012 resulting in gain of RUB 46 million. Our disposition of Master Loto was not included in discontinued operations as its operations were insignificant.

Non-controlling interests

Net loss attributable to non-controlling interests for the year ended December 31, 2012 was RUB 102 million, an increase of 13%, or RUB 12 million, compared to the same period in 2011, primarily as a result of an increase in losses of certain of our international early-stage businesses.

B.	Liquidity and capital resources

Our principal sources of liquidity are cash on hand, deposits received from agents and consumers, and revenues generated from our operations.

Our principal needs for liquidity have been, and will likely continue to be, deposits with merchants and other working capital items, capital expenditures and acquisitions. Although our current liabilities generally exceed our current assets, we believe that our working capital is sufficient to meet our current obligations since we do not expect our agents to withdraw their deposits in the short term.

Our balance of cash and cash equivalents as of December 31, 2013 was RUB 11,637 million compared to RUB 9,943 million as of December 31, 2012 and RUB 8,810 million as of December 31, 2011. Cash and cash equivalents comprise cash at banks and cash on hand and short-term deposits with an original maturity of three months or less.

An important part of our credit risk management and payment settlement strategy relies on deposits we receive from agents in advance for payments made through the kiosks. When a payment is made through a kiosk, we offset these deposits against the payments we make to the merchant. For certain agents with whom we have long and reliable relationships, we provide limited credit support in the form of overdrafts and loans for processing payments.

Similarly, certain of our merchants (primarily the Big Three MNOs) request that we make deposits with them in relation to payments processed through our kiosks. Whenever a customer makes a payment to a merchant with whom we have made a deposit, that payment gets offset against the deposit held with the respective merchant.

As of December 31, 2013, deposits received from agents and individual customers were RUB 12,352 million, compared to RUB 9,856 million as of December 31, 2012 and RUB 7,591 million as of December 31, 2011. As of December 31, 2013, deposits issued to our merchants were RUB 1,939 million, compared to RUB 1,991 million as of December 31, 2012 and RUB 1,177 million as of December 31, 2011.

Capital Expenditures

Our capital expenditures primarily relate to the acquisition of IT equipment for our processing system and the acquisition and development of software that we use in operations. Capital expenditures were RUB 476 million for the year ended December 31, 2013, that include: (i) approximately RUB 137 million of which related to leasehold improvements for our new office premises, (ii) approximately RUB 123 million of which relates to the acquisition of the processing servers and engineering equipment; and (iii) approximately RUB 159 million of which relates to the acquisition of computer software. As of December 31, 2013, we had no material capital expenditure commitments.

Cash Flow

The following table summarizes our cash flows for the years ended 2011, 2012 and 2013:

	December 31,
	2011	2012	2013
	(in RUB millions)
Net cash flow from operating activities	2,049	3,499	4,725
Net cash flow from/(used in) investing activities	339	(1,498)	(1,200)
Net cash flow used in financing activities	(472)	(871)	(1,846)
Effect of exchange rates on cash and cash equivalents	2	3	15
Net increase in cash and cash equivalents	1,918	1,133	1,694
Cash and cash equivalents at the beginning of the period	6,892	8,810	9,943
Cash and cash equivalents at the end of the period	8,810	9,943	11,637

Cash flows from operating activities

Net cash provided by operating activities for the year ended December 31, 2013 was RUB 4,725 million, compared to RUB 3,499 million for the same period in 2012. The primary driver for the increase in cash from operating activities was an increase in profit before tax.

Net cash provided by operating activities for the year ended December 31, 2012 was RUB 3,499 million, compared to RUB 2,049 million for the same period in 2011. The primary driver for the increase in cash from operating activities was an increase in deposits from individuals and payables to merchants, the growth of deposits from agents due to the longer New Year holiday season in Russia in 2013, and increased profitability. This increase was partially offset by withdrawals of cash by customers and related parties from Qiwi Bank, higher deposits placed with merchants in 2012, and an increase in loan financing to agents by Qiwi Bank.

Cash flows from investing activities

Net cash used in investing activities for the year ended December 31, 2013 was RUB 1,200 million, compared to RUB 1,498 million for the same period in 2012. The increase in net cash flow used in investing activities was primarily due to: (i) change in net proceeds from settlement of debt instruments of RUB 609 million in 2013 compared to 2012; (ii) investments in associates of RUB 93 million in 2012 (no such investments in 2013) that were netted by (iii) increase in capital expenditures by RUB 297 million; (iv) payment for assignment of Payable by Blestgroup Limited of RUB 91 million, which was made as part of our acquisition of the remaining interest in it.

Net cash flow used in investing activities for the year ended December 31, 2012 was RUB 1,498 million, compared to net cash flows from investing activities of RUB 339 million for the same period in 2011. The increase in net cash used in investing activities was primarily due to investments of RUB 1,869 in debt instruments during 2012 and increased investments in associates of RUB 93 million in 2012 as compared to RUB 4 million in 2011.

Cash flows used in financing activities

Net cash used in financing activities for the year ended December 31, 2013 was RUB 1,846 million, compared to RUB 871 million for the same period in 2012. The increase in net cash used in financing activities was primarily due to the payment of a higher amount of dividends to our shareholders.

Net cash used in financing activities for the year ended December 31, 2012 was RUB 871 million, compared to RUB 472 million for the same period in 2011. The increase in net cash used in financing activities was primarily due to the payment of a higher amount of dividends paid to our shareholders.

Borrowings

As of December 31, 2013, our outstanding borrowings consisted of loans to our subsidiaries from non-controlling shareholders of RUB 100.6 million, other borrowings of RUB 8.8 million, and overdrafts of RUB 0.6 million. Interest rate on all loans lay within 10 and 10.5%. Borrowings in the amount of RUB 9.6 million were received in EUR, RUB 82.6 million were received in USD, and the rest of the amount (RUB 8.3 million) in RUB. All the borrowings (except for overdrafts) were long-term, repayable in 2015-2016. They did not bear any special restrictions on their use.

CJSC QIWI is also party to two short-term overdraft facilities agreements of up to RUB 85 million and up to RUB 315 million with a 365-day term and an interest rate of 10.3%. As of December 31, 2013, no amounts were outstanding under these facilities.

C.	Research and development, patents and licenses, etc.

See Item 4.B, “Business Overview — Non-Property.”

D.	Trend information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended December 31, 2013 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E.	Off-balance sheet arrangements

We do not have any off-balance sheet financing arrangements.

F.	Tabular disclosure of contractual obligations

The following table sets forth our contractual obligations as of December 31, 2013:

	Total	less than one year	one to three years	three to five years	more than five years
	(in RUB millions)
Debt obligations	131	10	121	—	—
Operating lease obligations	751	141	223	223	164
Total contractual obligations	882	151	344	223	164

G.	Safe harbor

See “Special Note Regarding - Forward Looking Statements” on page 1 of this annual report.